Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 Subject Company:
Covidien plc Form S-4 File No.: 333-197406
Date: August 6, 2014

Medtronic

InvestMNt Conference

August 6th, 2014

Linda Harty
Vice President & Treasurer
linda.harty@medtronic.com

Medtronic Positioned to Execute

Creating Long-Term Value in Healthcare



- Improving operational execution to deliver consistent results
- Uniquely positioned to expand our market-leading franchises through three differentiated strategies:
  1. Therapy Innovation: Delivering strong launch cadence of meaningful therapies and procedures
  2. Globalization: Addressing the inequity in healthcare access globally
  3. Economic Value: Becoming a leader in value-based healthcare by incorporating EV into our DNA
- Combining reliable performance with disciplined capital allocation to sustain earnings and cash flow growth

Medtronic

Medtronic Today



Advanced Energy
PEAK® PlasmaBlade
Pumps and Sensors
MiniMed® 530G
Pacing
Advisa MRI™
Defibrillation
Viva™ CRT-D
Atrial Fibrillation
PVAC® GOLD
DES
Resolute Integrity™
TAVR
CoreValve Evolut™ R
AAA
Endurant® II
Ortho
Milestone Knee™
Core Spine
Solera®
Pain Stim
Restore® Sensor
FY14 Revenue: $17.0B
CRDM 29%
Coronary 10%
Structural Heart 7%
Endo 5%
Ortho / Spine 18%
Neuro 11%
Surgical Tech. 9%
Diabetes 10%

Cardiac and Vascular Group | Restorative Therapies Group | Diabetes

Revenue Growth[1]	Mid-Single Digits
+	Operating & Financial Leverage
EPS Growth[1]	200 – 400 bps Faster than Revenue
Dividend Yield	~200 bps
Total Shareholder Return	High-Single to Double Digits

1. On a constant currency basis.

Medtronic

Delivering on Commitments

And Strengthening our Competitive Position

	FY14 Guidance		FY14 Actual	Highlights
Revenue Growth	+3-4%	→	**+3.6%**	• Meaningful product launches including the MiniMed® 530G, Reveal LINQ™ and CoreValve® • FY14 Emerging Markets growth of 14% • Established Cardiocom® and Cath Lab Managed Services (CLMS) as future growth platforms
Adjusted EPS[2]	\$3.80-\$3.85	→	**\$3.82**	• 50bps of operating leverage[1] • \$2.6B share repurchases • Effective tax management • Unhedged currency and U.S. device tax
Free Cash Flow[3]	\$4-\$4.5B	→	**\$4.6B**	• Returned 50%+ to shareholders

1. On an operational basis. Note: All revenue figures assume constant currency.
2. Non-GAAP diluted EPS.
3. Free cash flow defined as operating cash flow minus capital expenditures.

Medtronic

Medtronic Growth Strategies

Strategies to Address Universal Healthcare Needs

Universal HC Needs	Medtronic Strategies		Sources of Growth	
Improve clinical outcomes	Therapy Innovation	Operational Execution	GROWTH VECTOR #1: New Therapies	Strong upcoming launch cadence of innovative therapies
Expand access	Globalization		GROWTH VECTOR #2: Emerging Markets	Unlocking massive opportunity for existing therapies in emerging markets
Optimize cost and efficiency	Economic Value		GROWTH VECTOR #3: Integrated Health Solutions	Leading industry shift to value-based healthcare with new services & solutions

Medtronic

Growth Vector #1: New Therapies

Medtronic R&D Pipeline


200 projects worth $30B+ in incremental revenue over next 5 years
Select Launches
DCB
IN.PACT® Admiral® SFA
US: Early FY16
TAVR
Evolut™ R
CE Mark: FY15/16
LOW POWER
Micra™
CE Mark: By end of FY15
DES
Resolute Onyx™
CE: H2 FY15
CORE SPINE
Next-Gen Interbodies
WW: H2 FY15
ST
O-arm® 2.0
WW: H2 FY15
HIGH POWER
Attain® Performa™ Quad
US: H2 FY15
DIAB.
MiniMed® 640G
WE: FY15
CORE SPINE
Prestige LP™
US: Launching
TAVR
CoreValve® High Risk
US: Approved
ENT
Nuvent™ Balloon
WW: Launched Q1
LOW POWER
Reveal LINQ™
WW: Launching
FY15
FY16

Growth Vector #2: Emerging Markets


Premium
Value
Underserved

EM Premium: Attractive Opportunity

- Technology already exists
- Out-of-pocket payment or reimbursement established
- Comparable margins to developed markets
- ~$5B annual opportunity[1]

Making Changes to Realize Opportunity

1 Enhanced Focus & Resources

- Increased investment
- BU and region alignment and responsibility

2 Smarter Deployment / Targeting

- Aligning around customers
- Granular focus within countries

3 Go Beyond Market Development

- Large scale private partnerships
- Channel optimization
- Public partnerships

EM SG&A Spend
Millions


+16% CAGR
$475
$638

EM Headcount


+33% CAGR
~2,600
~4,600

1. Moving Medtronic therapy penetration from EM level (11%) to Developed Market levels (24%) in population that can afford the therapy.

Growth Vector #3: Integrated Health Solutions

Quantifying Value & Expanding Offerings	Quantifying Value & Expanding Offerings		Examples
 Understand Economic Value of Innovation	Core Therapies	 • AdaptivCRT® • SmartShock®	aetna T2 Diabetes Partnership
 Broaden Innovation Time Horizon to Ensure Value is Realized	Wrap-Around Services	 Surgical Synergy℠	 Rethinking Blood Conservation (RBC®)
 Collaborate and Generate New Business Models	Integrated Health Solutions	CARDIOCOM® Cath Lab Managed Services	CMS Bundled Payment Pilots

Medtronic

Growth Vectors Expected to Deliver Mid-Single Digit Growth

Sources of Growth	FY14 MDT Growth Contribution	FY15E MDT Growth / Contribution		FY14 to FY15 Change	Mid-Term Expectations
GROWTH VECTOR #1 New Therapies	180 bps	Low- to Mid-Single	+150 to 350 bps	-30 to +170 bps	+150 to 350 bps
GROWTH VECTOR #2 Emerging Markets	145 bps	Mid-Teens	+150 to 200 bps	+5 to 55 bps	+150 to 200 bps
GROWTH VECTOR #3 Integrated Health Solutions	30 bps	Double to Triple	+40 to 60 bps	+10 to 30 bps	+50 to 100 bps
TOTAL MEDTRONIC	**3.6%**	**3-5% FY15 Revenue Outlook**		**-15 to +255 bps**	**Mid-Single Digit Growth**

Note: All revenue estimates assume constant currency.

Medtronic

Executing on Operating Expense Reduction Initiatives

PRODUCT COST REDUCTION



Mfg./Supply Chain
Process
New Product Architectures
DRM

FY08-FY12: $1B

✓ Accomplished

✓ Maintained Gross Margins

FY13-FY17: ~$1.2B

- **Defensive:** Mitigate pricing pressure & maintain 75-76%[1] gross margins
- **Offensive:** Enable product tiering & support value segment expansion

SG&A OPERATING LEVERAGE

- **FY12 – FY14:** ~30 bps reduction
- **FY15E[2]:** 50 to 70 bps reduction

Improve efficiency & drive SG&A leverage while investing in EM

R&D

- **FY14:** 8.7% of revenue
- **FY15E:** 8.5%
  - Shift to enhance quality systems, productivity improvements, economic value prioritization, offsets to medical device tax

Roughly maintain level of R&D spending going forward

1. Forecast given on an operational basis.

Medtronic

Rewarding Shareholders with Distributions

Cash Priorities to Shareholders Overview

DIVIDENDS



$1.20
$0.80
$0.40
$0.00
FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15E 1

- S&P 500 Dividend Aristocrat Index member; 35 years of consecutive dividend increases
- Dividend more than doubled over the past 5 years
- Over $1 billion in dividend payments in FY14
- Payout ratio of ~30%[1]

SHARE REPURCHASE



Millions
1,200
1,100
1,000
900
-9%
-7%
~940M
FY11 FY12 FY13 FY14 FY15E FY16E FY17E FY18E

- Repurchased 15% of our shares over the past 5 years
- Over $1.2 billion in share repurchases in FY14
- Going forward, expect share repurchase to add ~200 bps to EPS growth annually

1. Non-GAAP calculation based on annualized Medtronic quarterly dividend payment of $0.305 per share as announced on June 16, 2014. Reflects Medtronic on a stand-alone basis and does not include Covidien.

Medtronic

Generating Significant Free Cash Flow



$25B+
$21B
Billions ($)
FY10-FY14
FY15-FY19E

- Expected adjusted FCF generation over next 5 years equal to 40% of current market cap[1]
- Consistently generate > 20% FCF / revenue
- Returning 50%+ of FCF to shareholders
- Remain focused on improving U.S. cash

Note: Adjusted free cash flow is operating cash flow minus capital expenditures. Excludes certain litigation payments.

1. Based on Medtronic market capitalization as of July 29. 2014.

Medtronic

Commitment to Return 50% of Free Cash Flow[1]



$ Billions
60
40
20
0
$62B[2]
40%[2]
~$25B+
O.U.S. Cash
U.S. Cash
+ Debt
$12.5B+
Corporate Use
$12.5B+
Return to Shareholders
$12.5B+
Buybacks
Dividends
Current Market Cap
Expected Free Cash Flow, Next 5 Years
Expected Capital Deployment, Next 5 Years
Expected Return to Shareholders, Next 5 Years

1. Adjusted free cash flow is operating cash flow minus capital expenditures. Excludes certain litigation payments.
2. Based on Medtronic market capitalization as of July 29, 2014.

Medtronic

Capital Structure Provides Flexibility

Historical Capital Structure



14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
Billions ($)
2.4x
2.0x
1.6x
1.2x
.8x
.4x
.0x
Debt / EBITDA[1]
FY10
FY11
FY12
FY13
FY14
Long Term Debt
Short Term Debt
Debt / EBITDA

Balance Sheet Supports Ratings

- Financial flexibility to fund organic and inorganic expansion is critical to Medtronic's growth strategy
- Committed to returning 50%+ to shareholders for the foreseeable future
- Primary objective: maintaining access to Tier 1 commercial paper
- Strong credit rating (ST/LT)
  - S&P: A-1+ / AA-
    - *Watch Negative*
  - Moody's: P1 / A2
    - *Stable*

1. EBITDA excluding certain litigation charges, net.

Medtronic

Covidien Overview

Highly Strategic and Compelling Acquisition

- Accelerates Medtronic's three core strategies of Therapy Innovation, Globalization, and Economic Value
  - Covidien's impressive portfolio of industry-leading products enhances Medtronic's portfolio, offers greater breadth across clinical areas, and creates exciting entry points into new therapies
  - Combination of Covidien's extensive emerging market R&D and manufacturing with Medtronic's well-established clinical expertise can be applied across a much broader product offering
  - Covidien's hospital efficiency technology enhances Medtronic's ability to deliver Economic Value to create a robust and unmatched Integrated Health franchise
- Extremely attractive financially: Double-digit hurdle rate with achievable cost synergies
- Combined company expected to generate significant free cash flow with greater deployment flexibility

Creates the Premier Global Medical Technology and Services Company with Comprehensive Product Portfolio and Broad Global Reach

Combination Results in Strategic Diversification

MEDTRONIC FY14 REVENUE



CRDM
Coronary
Structural Heart
Endo
Ortho/Spine
Neuro
Surgical Tech
Diabetes
$17.0B
29.4%
10.3%
7.1%
5.3%
17.9%
11.2%
9.2%
9.7%

COVIDIEN REVENUE[1]



Advanced Surgical
General Surgical
Peripheral Vascular
Patient Care
Nursing Care
Patient Monitoring
Airway & Vent
Neurovascular
$10.4B
31.9%
15.2%
11.8%
10.2%
9.8%
9.5%
7.3%
4.3%

PRO FORMA REVENUE



$27.4B
CRDM
18.2%
Advanced Surgical
17.8%
Ortho/Spine
11.1%
Peripheral & Endovascular
7.7%
Neuro
6.9%
Coronary
6.4%
Diabetes
6.1%
General Surgical
5.8%
Structural Heart
4.4%
Patient Care
3.9%
Nursing Care
3.7%
Patient Monitoring
3.6%
Airway & Vent
2.8%
Neurovascular
1.6%

1. Based on last 12 months, ended March 28, 2014.

Medtronic

Covidien Transaction Summary

Transaction Terms	• Acquisition of Covidien for $42.9 billion in cash ($16.1 billion) and Medtronic stock ($26.8 billion based on Medtronic's closing stock price on June 13, 2014, the last trading day prior to the announcement of the acquisition) – Covidien shareholders to own ~30% of the combined company at closing – Cash consideration to be funded by ~$3 billion in new debt and ~$13 billion in cash and investments – Medtronic to assume ~$5 billion of Covidien debt • Represents per share consideration for Covidien shareholders of: – $35.19 in cash and 0.956 shares of new Medtronic shares • Offer represents a 29% premium to last closing share price on June 13, 2014
Transaction Structure	• Formation of newly domiciled Irish entity; current headquarter operations remain intact in Minnesota • Transaction taxable, for U.S. federal income tax purposes, to Medtronic and Covidien shareholders
Timing	• Closing expected in fourth calendar quarter of 2014 or early 2015 • Subject to regulatory approvals • Subject to Medtronic and Covidien shareholder approvals

Medtronic – Covidien Key Facts
Additional Resources

Key Websites

- **Global MedTech Leader:** http://www.globalmedtechleader.com/home
- **Medtronic Investor Relations:** http://investorrelations.medtronic.com/phoenix.zhtml?c=76126&p=irol-IRHome

Key Documents

- **Deal Announcement:** http://www.globalmedtechleader.com/news-and-media/press-materials/medtronic-to-acquire-covidien-for-$429-billion-in-cash-and-stock
- **Medtronic & Covidien Investor Update:** http://edge.media-server.com/m/p/2axxsn3s/lan/en
- **Investor FAQ:** http://phx.corporate-ir.net/phoenix.zhtml?c=76126&p=irol-irhome
- **A Guide to Tax Inversion:** http://www.globalmedtechleader.com/html/medtechinfo.html
- **Form S-4:** http://www.globalmedtechleader.com/investors/mdt-form-s-4-71414?forceDownload=yes
- **Rule 2.5 Announcement:** http://www.globalmedtechleader.com/investors/rule-25-annoucement?forceDownload=yes

Medtronic

Disclaimers

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Disclaimers (cont'd)

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic's directors and executive officers is contained in Medtronic's Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien's directors and executive officers is contained in Covidien's Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Disclaimers (cont'd)

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic's, Medtronic's and/or Covidien's estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic's and/or Covidien's current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "should," "estimate," "expect," "forecast," "outlook," "guidance," "intend," "may," "might," "will," "possible," "potential," "predict," "project," or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic's business, Medtronic's business, Covidien's business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic's and Covidien's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic's, Medtronic's and Covidien's facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic's, Medtronic's and/or Covidien's consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic's periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic's Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien's periodic public filings with the Securities and Exchange Commission, including but not limited to Covidien's Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic's and Covidien's other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Disclaimers (cont'd)

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.